Exhibit 99.2

July 20, 2017

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations Department,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Outcome of Board Meeting held on July 20, 2017

Further to our intimation dated July 14, 2017 and in terms of Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we wish to inform you that the Board of Directors of Wipro Limited (the “Company”) at its meeting held on July 20, 2017 has approved a proposal to buyback up to 34,37,50,000 Equity Shares (Thirty Four Crores Thirty Seven Lakhs and Fifty Thousand Only) of the Company for an aggregate amount not exceeding Rs. 1,10,00,00,00,000/- (Rupees Eleven Thousand Crores Only) (hereinafter referred to as the “Buyback Size”), being 7.06% of the total paid up equity share capital, at Rs. 320/- (Rupees Three Hundred and Twenty only) per Equity Share (hereinafter “Buyback Price”and such buyback, the “Buyback”). The Buyback is proposed to be made from all existing shareholders of the Company (including persons who become shareholders by cancelling American Depository Receipts and receiving underlying Equity Shares) as on the record date on a proportionate basis under the tender offer route in accordance with the provisions contained in the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 (“Buyback Regulations”) and the Companies Act, 2013 and rules made thereunder. The Buyback Size does not include transaction costs viz. brokerage, applicable taxes such as securities transaction tax, GST, stamp duty, any expenses incurred or to be incurred for the Buyback like filing fees payable to the Securities and Exchange Board of India, advisors fees, public announcement publication expenses, printing and dispatch expenses and other incidental and related expenses.

Members of the promoter and promoter group of the Company have indicated their intention to participate in the proposed Buyback.

The proposed Buyback is subject to approval of shareholders by way of a special resolution through a postal ballot. The process, timelines and other requisite details with regard to the postal ballot will be communicated in due course.

The record date for the proposed Buyback will be determined in due course. The public announcement setting out the process, timelines and other requisite details will be released in due course in accordance with the Buyback Regulations.

Registered Office:

Wipro Limited	T : +91 (80) 2844 0011
Doddakannelli	F : +91 (80) 2844 0054
Sarjapur Road	E : info@wipro.com
Bengaluru 560 035	W: wipro.com
India	C : L32102KA1945PLC020800

The Company has formed a committee to oversee and implement the Buyback and to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper in connection with the proposed Buyback.

The pre-Buyback shareholding pattern as of June 30, 2017 is enclosed as Annexure A.

This is for your information and records.

Thanking you,

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: as above.

Business Unit:		Registered Office:

Wipro Limited	T:+91 80 3029 2929	Wipro Limited	T : +91 (80) 2844 0011
Phase-1,	F:+91 80 3915 1760	Doddakannelli,	F :+91 (80)2844 0054
Electronic City,		Sarjapur Road,	E : info@wipro.com
Bengaluru- 560100,		Bengaluru 560 035,	W: wipro.com
India		India	C :L32102KA1945PLC020800

Annexure A

Pre-Buyback Shareholding Pattern of the Company as of June 30, 2017

Shareholders	No. of shareholders	No. of Shares	% of Shares
Promoter and Promoter Group:
Individuals	4	19,08,38,864	3.92
Companies/Other Entities	6	337,03,62,350	69.26

Sub Total	10	356,12,01,214	73.18

Indian Financial Institutions	40	17,75,40,564	3.64
Banks	12	13,01,101	0.03
Mutual Funds	123	10,35,55,625	2.13

Sub Total	175	28,23,97,290	5.80

Foreign Holding:
Foreign Institutional Investors/Foreign Portfolio Investors	590	49,61,95,504	10.20
NRIs	6,694	1,63,18,261	0.33
ADRs	1	10,01,35,914	2.06
Foreign Nationals and Overseas Corporate Bodies	11	3,73,94,536	0.77

Sub Total	7,296	65,00,44,215	13.36

Indian Public, Corporates & Others	248,861	37,25,05,935	7.66

Total	256,342	486,61,48,654	100.00

Business Unit:		Registered Office:

Wipro Limited	T:+91 80 3029 2929	Wipro Limited	T : +91 (80) 2844 0011
Phase-1,	F:+91 80 39151760	Doddakannelli,	F : +91 (80) 2844 0054
Electronic City,		Sarjapur Road,	E : info@wipro.com
Bengaluru- 560100,		Bengaluru 560 035,	W : wipro.com
India		India	C : L32102KA1945PLC020800

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